SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 47)
                                              --

                            CNA FINANCIAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities)

                                   126117 10 0
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                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 521-2920
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 August 23, 2001
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               (Date of Event which Required Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(c), 13d-1(f), or 13d-1(g), check the following box.
              ----
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            1

                                  SCHEDULE 13D
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                              CUSIP No. 126117 10 0
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1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   LOEWS CORPORATION
   I.R.S. Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)/   /
       N/A                                                            (b)/   /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
       WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
       N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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               7 SOLE VOTING POWER
   NUMBER OF       159,457,480
    SHARES    ----------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             0
     EACH     ----------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         159,457,480
     WITH     ----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         159,457,480
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      87.01%
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14 TYPE OF REPORTING PERSON
        HC
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                                            2

                                AMENDMENT NO. 47

                                      to

                                  SCHEDULE 13D

                                  relating to

                           CNA Financial Corporation

  The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation ("Loews"), as amended and restated, by Amendments Nos. 1 through 46 thereto, relating to the common stock, par value $2.50 per share (the "Common Stock"), of CNA Financial Corporation, a Delaware corporation ("CNA").

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

  The funds required to purchase the shares of Common Stock pursuant to the Rights Offering referred to in Item 5, below, will be provided from Loews's internally generated funds.

Item 4.  Purpose of Transaction
         ----------------------

  The shares of Common Stock will be purchased in connection with the Rights Offering and Stock Purchase Agreement referred to in Item 5 and Item 6, below.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  As of the date hereof, Loews owns 159,457,480 shares of Common Stock, representing 87.01% of the shares outstanding.

  On August 23, 2001 CNA distributed to its shareholders of record (the "Rights Offering") transferable subscription rights at the rate of 0.22 (22/100) rights for each share of Common Stock. Accordingly, Loews has received 35,080,646 rights. Each whole right entitles the rights holder to purchase one share of Common Stock for $25 under the basic subscription privilege. In addition, each rights holder may oversubscribe for up to the maximum number of shares of Common Stock offered in the rights offering, subject to proration in the event CNA receives requests for more shares than are available for oversubscription.

  As noted in Item 5, below, Loews has agreed to exercise its basic subscription privilege in full and to exercise its oversubscription privilege in full, subject to customary conditions. As a result, after the Rights Offering, Loews will own between 87.01% and 89.33% of the shares of Common Stock outstanding.

                                            3

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
         --------------------------------------------------------

  On August 23, 2001 Loews and CNA entered into a Stock Purchase Agreement pursuant to which Loews agreed to exercise its basic subscription privilege in full under the Rights Offering to purchase 35,080,646 shares of Common Stock and to exercise its oversubscription privilege in full. As a result, Loews will purchase any shares offered in the Rights Offering that are not purchased by other rights holders. If any rights holder other than Loews exercises its oversubscription privilege, the Rights Offering will be oversubscribed and all rights holders exercising their oversubscription privilege, including Loews, will receive available shares pro rata based on the number of shares purchased through their basic subscription privilege.

  Loews's obligation to purchase any shares of Common Stock is subject to customary conditions, including that, since December 31, 2000, there has not been any event or development that, individually or in the aggregate, could be reasonably expected to have a material adverse affect on CNA's business, financial position, shareholders' equity or results of operations except as disclosed by CNA in certain filings with the Securities and Exchange Commission through August 23, 2001.

Item 7. Material to be Filed as Exhibits
        --------------------------------

   (a)  Exhibits.

Exhibit 99. Stock Purchase Agreement dated August 23, 2001 between Loews and
            CNA.


                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.

                                                      LOEWS CORPORATION




Dated:   August 27, 2001                         By:  /s/Barry Hirsch
                                                      ---------------------
                                                      Barry Hirsch
                                                      Senior Vice President
                                                      and Secretary

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